Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.198.020

Subject Company’s Commission File Number: 001-15018

Date: May 17, 2018

Announcement Regarding the Merger

On May 11, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”), made available on its website an institutional presentation focused on fixed-income investors, which includes financial and operational information of Suzano for the first quarter of 2018 and certain information about Fibria Celulose S.A. (“Fibria”). A copy of the above-mentioned presentation is attached as Exhibit 1.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (if and when filed) and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 (if and when filed) and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

1 Fixed Income Presentation 1Q18

2 1. Company Overview 2. Investment Highlights 3. Operating and Financial Highlights Agenda

3 Section 1 Company Overview

Company Overview

SUZANO PAPEL E CELULOSE

Company Overview

- Suzano Papel e Celulose is a forestry based publicly held company, controlled by Suzano Holding.
- With over 90 years of operations, the Company produces market pulp (paper grade and fluff) and paper, which portfolio is composed by coated and uncoated printing & writing paper, paperboard and tissue.
- It is also the second largest eucalyptus pulp producer and the 5th largest market pulp producer in the world.
- Suzano has a leading position in all segments in which it operates in the Brazilian Paper Industry.

Competitive Advantages

Forestry

- ✓ Shorter Eucalyptus cycle: 7 years
- ✓ Biotechnology: approved eucalyptus GMO with 20% yield increase



Pulp

- ✓ Low production costs
- ✓ Certified products
- ✓ Energy self-sufficient
- ✓ Diversified markets



Paper

- ✓ Regional leader
- ✓ Vertically integrated industrial operations
- ✓ Own distribution
- ✓ Stronger relationship with the end of the value chain (*Suzano Mais* go to market program)



Financial and Operational Highlights

(R$ million) unless otherwise stated	2015	2016	2017	LTM 1Q18
Net Revenues	10,224	9,882	10,521	11,265
Gross Profit	4,040	3,311	4,071	4,797
Gross Margin	*39.5%*	*33.5%*	*38.7%*	*42.6%*
Adjusted EBITDA[1]	4,594	3,906	4,615	5,296
Adj. EBITDA Margin	*44.9%*	*39.5%*	*43.9%*	*47.0%*
Net Debt	12,469	10,317	9,484	9,254
Net Debt/Adj. EBITDA	*2.7x*	*2.6x*	*2.1x*	*1.7x*
Production Volume (thousand tons)	4,582	4,655	4,698	4,763

Source: Hawkins Wright and Company information.

[1] Excludes non-recurring and/or non-cash items

Product Portfolio

Production and sales optimization to maximize assets return



Paperboard
Printing & Writing
Coated
Uncoated
29%
33%
71%
67%
Net Revenues
R$ 11.3bn
Pulp
Exports
Domestic
Pulp
Paper

4

5 Strategy to maximize the return on invested capital • Anticipated return improvement as result of cost reduction initiatives coupled with disciplined investments to achieve optimal cost • Investments in adjacent businesses such as FuturaGene (biotech), Fluff, Lignin and Tissue, leveraging on Company’s current capabilities, to improve margins by offering high - value added products • Transformational changes in the industry should lead to higher returns • Suzano uniquely positioned to have an active role with its vertically integrated operation, stablished commercial relationships and consolidation capacity, among other opportunities

6 Section 2 Investment Highlights

7 Investment Highlights • Conservative Capital Structure and Strong Cash Generation • Cost Efficient Operations and Disciplined Investments to Improve Cash Generation • Robust Asset Base with Unmatched Long Term Competitive Advantages • Best - Practices in Governance • Leading Position in the Industry

8 Conservative Capital Structure and Strong Cash Generation Note: ¹ Operational Cash Generation calculated as the difference between Adjusted EBITDA and Sustaining Capex 2 Excludes non - recurring items Sustaining Capex Adjusted EBITDA 2 0.67 1.78 2.45 1.00 1.11 4.59 1.16 3.91 3.9 3.9 3.2 3.2 2.9 2.8 5.2x 4.2x 2.7x 2.6x 2.1x 1.7x -5 -3 -1 1 3 5 0.0 5.0 10.0 15.0 20.0 25.0 30.0 2013 2014 2015 2016 2017 Mar-18 Net Debt (R$) Net Debt (US$) Net Debt / Adjusted EBITDA (R$) Continuous leverage reduction allows Suzano to be prepared for the future Operating improvements translated into robust cash flow generation Net Debt and Leverage Operational Cash Generation 1 (R$ billion) (R$ and US$ billion) 1.1 4.6 1.1 1.5 3.5 2.7 3.5 4.2 2013 2014 2015 2016 2017 LTM 1Q18 1.1 5.3

9 Higher production and sales volume Increasing utilization of own forest portfolio Reduced operational costs Long Term Commitment to Operational Improvements Cost Saving Initiatives COGS (R$/ton) Inflation: +10.2% Cost per tonne significantly below inflation Ongoing initiatives to lead Suzano towards more profitable operations Higher production and sales volume increased the dilution of fixed costs Decline in the share of third party wood purchases Shorter distances between the forest and mills contributed to reduce operational costs SG&A (R$/ton) ∆: - 1.0% ∆: +11.3% Industrial investment (modernization) to debottleneck 1 Forest base increase and average distance reduction 2 Cost reduction initiatives focused on operating efficiency coupled with disciplined investments Lower inputs consumption and fixed cost dilution 3 Cash Cost (R$/ton) ¹ 2016 nominal value. 1,368 1,391 1,345 1,355 2015 2016 2017 LTM 1Q18 191 177 200 213 2015 2016 2017 LTM 1Q18 642 623 599 573 2015 2016 2017 LTM 1Q18

Robust Asset Base with Unmatched Long Term Competitive Advantages

Suzano's forestry competitiveness allows its operation in different regions with adequate yields

SUZANO
PAPEL E CELULOSE



Itaqui
1
4
6
2
Portocel
3
5
7
8
Vitória
Santos
Port
Distribution Center
Commercial Office
Forest Assets

1,210 k ha
of total area

633 k ha
of planted area

Forest Areas

1 States of Maranhão, Pará, Tocantins and Piauí

- Total Area[1]: 730k ha
- Planted Area[2]: 299k ha
- Average Structural Distance: 184 km

2 States of Bahia, Espírito Santo and Minas Gerais

- Total Area[1]: 285k ha
- Planted Area[2]: 201k ha
- Average Structural Distance: 74 km

3 State of São Paulo

- Total Area[1]: 195k ha
- Planted Area[2]: 133k ha
- Average Structural Distance: 190 km

Highlights

Commercial presence in 15 states in Brazil:

- 8 Regional Commercial Offices
- 4 Regional Distribution Centers
- 16 Local Distribution Centers

Plus commercial offices in USA, China, UK, Switzerland and Argentina.

Production Plants

4 Imperatriz (State of Maranhão)

- Market Pulp: 1,650k tonnes
- Integrated Pulp: 60k tonnes
- Tissue: 60k tonnes

5 Rio Verde (State of São Paulo)

- Printing & Writing Paper: 50k tonnes

6 Mucuri (State of Bahia)

- Market Pulp: 1,480k tonnes
- Integrated Pulp: 260k tonnes
- Printing & Writing Paper: 250k tonnes
- Tissue: 60k tonnes

7 Limeira (State of São Paulo)

- Market Pulp: 400k tonnes
- Integrated Pulp: 290k tonnes
- Printing & WritingPaper: 400k tonnes
- Lignin: 20k tonnes[3]

8 Suzano (State of São Paulo)

- Market Pulp: 70k tonnes
- Integrated Pulp: 450k tonnes
- Printing & Writing Paper: 350k tonnes[3]
- Paperboard: 200k tonnes
- Eucafluff: 100k tonnes[4]

Notes:
1. Figures consider own and leased area
2. Figures consider own, leased and third-parties areas
3. Start up in 2018
4. Flexibility to produce either Fluff or Printing and Writing paper

10

11 Solid Leading Position in the Industry Suzano has a leading position in all segments in which it operates ¹ Considers the total installed capacity as reported in the Companies’ public filings and investor relations, including of op era tions to be initiated. ² Data from September/2017 (PPPC). BEKP: Bleached Eucaliptus Kraft Pulp. ³ Source: Forestry Industry Association (IBA). Suzano’s Positioning in the Industry Brazilian Pulp Production (2) Brazilian Paper Demand Pulp Production Capacity – Top 20 (1) Printing & Writing Paperboard (thousand tons) (thousand tons) With an installed capacity of 4.9 MM tons per year (1) , and sales volume of 4.8 MM tons of pulp & paper, Suzano is a leading player in the Brazilian pulp & paper market - 2 nd largest Eucalyptus Pulp player in the world in terms of installed capacity - Supplies 34.9% and 20.1% of the Brazilian demand for printing & writing paper, and paperboard, respectively (million ton) Brazilian Companies 1,543 1,498 292 350 1,835 1,848 2016 2017 Domestic Sales Imports 505 526 35 45 540 571 2016 2017 Domestic Sales Imports 20.132 20,960 2016 2017 7.3 3.8 3.7 3.7 3.6 3.3 2.8 2.7 2.7 2.5 2.5 2.0 1.8 1.8 1.7 1.7 1.5 1.5 1.4 1.3

12 Section 3 Operating and Financial Highlights

13 Paper Production Operating Results Pulp Business: Presence in the main international markets and strategic relationships with clients Paper Business: Operational excellence in paper: product portfolio and revenue management, optimization of assets, and strengthening of distribution channels Pulp Production Pulp Sales Volume Paper Sales Volume Paper Revenue Breakdown Pulp Revenue Breakdown (1Q18) Pulp Sales Volume per Segment (1Q18) (1Q18) Pulp Business Paper Business (thousand tons ) (thousand tons ) (thousand tons ) (thousand tons ) 3,373 3,473 3,541 3,585 2015 2016 2017 LTM 1Q18 2,835 3,117 3,241 3,228 456 413 374 348 3,291 3,530 3,615 3,576 2015 2016 2017 LTM 1Q18 Export Brazil Asia 48% Europe 30% North America 14% Brazil 9% Packaging , 10% Tissue , 60% Specialty , 13% Printing & Writing , 15% Other , 2% North America 4% Central/South America 19% Other 9% Brazil 68% 1,209 1,182 1,157 1,178 2015 2016 2017 LTM 1Q18 403 362 374 385 827 834 806 814 1,230 1,196 1,180 1,199 2015 2016 2017 LTM 1Q18 Export Domestic Market

14 Suzano has posted strong operational cash generation Average R$/US$ Financial Results Net Revenue Adjusted EBITDA (R$ million) Operational Cash Generation LTM 1Q18 Historic Operational Cash Flow (R$ million) (R$ billion) 6,603 6,558 6,892 7,513 3,621 3,324 3,629 3,752 10,224 9,882 10,521 11,266 2015 2016 2017 LTM 1Q18 Pulp Paper 4,595 3,906 4,615 5,296 2015 2016 2017 LTM 1Q18 Adjusted EBITDA (R$ million) Adjusted EBITDA/ton (R$/ton) 5,296 4,158 (1,138) Adjusted EBITDA Sustain Capex Operational Cash Flow 3.5 2.7 3.5 4.2 2015 2016 2017 LTM 1Q18 3.19 3.33 3.49 3.22 1,016 827 962 1.110

15 Financial Results by Business Pulp Business Paper Business Revenue diversification translated into lower volatility of results Adjusted EBITDA (R$/ton) Operational Cash Flow (R$/ton) Adjusted EBITDA (R$/ton) Operational Cash Flow (R$/ton) 778 1,017 1,202 2016 2017 LTM 1Q18 506 770 945 2016 2017 LTM 1Q18 970 781 815 2016 2017 LTM 1Q18 803 604 635 2016 2017 LTM 1Q18

16 Solid Debt Position and Focus on Deleverage Suzano’s Debt Profile By Type Secured vs. Unsecured (3.3%) Net Debt (R$ billion) Gross Debt (R$ billion) ( - 1.9) 2015 2016 2017 1Q18 Indebtedness Gross Debt (R$ billion) 14.9 14.0 12.2 12.6 Net Debt (R$ billion) 12.5 10.3 9.5 9.3 Short Term Debt 12.4% 11.4% 17.3% 11.3% Ratios Net Debt / Adjusted EBITDA (R$) 2.7x 2.6x 2.1x 1.7x Net Debt / Adjusted EBITDA (US$) 2.3x 2.9x 2.0x 1.7x Average Cost BRL 84%CDI 87%CDI 100%CDI 101%CDI Average Cost USD¹ 4.2% 4.7% 5.1% 4.6% Average Term (months) 40 42 84 85 Interest Coverage 3.8x 3.6x 4.0x 5.0x Debt Breakdown Debt Maturity Profile (% of Gross Debt in R$) (By currency in R$ billion)² Debt Overview Gross Debt and Net Debt (R$ billion) ¹By the Market Swap Curve ²FX USD/BRL of 3.32 on 03/31/2018. Bond 37% Certificates of Agribusiness Receivables 21% BNDES 4% Import Financing 7% Other 3% Export Financing 28% Secured , 13% Unsecured , 87% 12.2 12.6 Dec-17 Mar-18 9.5 9.3 Dec-17 Mar-18 1,547 782 330 359 2,099 1,175 4,266 1,845 552 950 1,795 136 62 140 3,392 1,334 1,280 2,154 2,235 1,237 4,406 Cash 9M18 2019 2020 2021 2022 2023 ownard USD BRL 71% 29%

Ratings Overview

	Klabin	Arauco	Fibria	CMPC	Suzano
Standard & Poors	BB+	BBB-	BBB-	BBB-	BBB- (Stable)
Fitch Ratings	BB+	BBB	BBB-	BBB	BBB- (Stable)


Net Debt / Adjusted EBITDA LTM
3.8x
2.7x
2.5x
3.1x
1.7x
Klabin¹
Arauco²
Fibria¹
CMPC²
Suzano¹

Suzano´s Ratings Evolution


2010
2012
2015
2017
BBB-/BBB-
BB+
BBB/BBB
BB/BB-
BB+/BB+
BB+/BB
BBB-/BBB-
BB-/BB-
SUZANO
PAPEL E CELULOSE
Sovereign
S&P/Fitch

[1] Last twelve months ending on 03/31/2018 in R$. | [2] Last twelve months ending on 12/31/2017 in US$.

17

CAPEX

R$ billion	2017	1Q18	2018[1]
Sustain	1.1	0.3	1.2
Structural Competitiveness and Adjacent Business	0.7	0.2	0.6
Acquisition of Facepa	-	0.3	0.3
Acquisition of land and forests	-	-	0.3
Total	**1.8**	**0.7**	**2.4**

[1] Estimated CAPEX



SUZANO
PAPEL E CELULOSE

18

19 ROIC It is the most appropriate metric to measure the industry returns, which is capital intensive ROIC = (Adjusted EBITDA – Sustaining CAPEX – Tax cash account ) /Capital Employed 15.6% 12.0% 13.3% 10.5% 15.2% 18.8% 11.9% 14.5% 17.4% 2016 2017 LTM 1Q18 Paper Pulp Total

20 Bonds da Suzano 0 5,000 10,000 15,000 20,000 25,000 0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 Suzano 2026 Volume (USD MM) Yield (%) 0 5,000 10,000 15,000 20,000 25,000 14-Mar-17 14-Apr-17 14-May-17 14-Jun-17 14-Jul-17 14-Aug-17 14-Sep-17 14-Oct-17 14-Nov-17 14-Dec-17 14-Jan-18 14-Feb-18 14-Mar-18 0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 Suzano 2047 Volume (USD MM) Yield (%) Bond 2047 Performance Bond 2026 Performance

21 www.suzano.com.br/ir ri@suzano.com.br Investor Relations